Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                March 26, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9242
            FT Short Duration Fixed Income Model Portfolio, 2Q '21
                                 (the "Trust")
                     CIK No. 1840814  File No. 333-252944
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE DISCLOSURE PROVIDES THAT "THE TRUST IS A UNIT INVESTMENT TRUST WHICH CONSISTS OF ETFS, THE MAJORITY OF WHICH ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR. THE ETFS INCLUDED IN THE PORTFOLIO INVEST IN SHORT DURATION FIXED INCOME SECURITIES AND HAVE BEEN SELECTED BY THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE THROUGH A DYNAMIC APPROACH BASED ON THE FOLLOWING FACTORS: THE SIZE AND LIQUIDITY OF THE ETF (REQUIRING A MINIMUM MARKET CAPITALIZATION OF $50,000,000 AND AT LEAST 6 MONTHS OF TRADING HISTORY); THE CURRENT DIVIDEND YIELD OF THE ETF; THE UNDERLYING FUND HOLDINGS' CREDIT RATINGS; THE ETF'S EXPOSURE TO DIFFERENT FIXED INCOME ASSET TYPES, INCLUDING MORTGAGE-BACKED SECURITIES, INVESTMENT GRADE CORPORATE BONDS, HIGH-YIELD BONDS, SENIOR LOANS, ULTRA-SHORT MATURITY BONDS, AND INCLUDING EXPOSURE TO U.S. AND NON-U.S. MARKETS. THE ETF ALLOCATIONS WERE DETERMINED BASED ON THE FIRST TRUST ADVISORS MODEL INVESTMENT COMMITTEE'S EVALUATION OF SECTOR RELATIVE VALUE INCLUDING YIELDS AND SPREADS, CREDIT FUNDAMENTALS AND SUPPLY AND DEMAND TRENDS ACROSS THESE ASSET TYPES. THE WEIGHTED AVERAGE EFFECTIVE DURATION OF THE TRUST'S PORTFOLIO AT THE TIME OF DEPOSIT WILL BE LESS THAN THREE YEARS."

      (A) PLEASE BE MORE SPECIFIC AS TO "THE CURRENT DIVIDEND YIELD OF THE ETF" AND "THE UNDERLYING FUND HOLDINGS' CREDIT RATINGS."

      (B) WITH RESPECT TO "DIFFERENT FIXED INCOME ASSET TYPES INCLUDING MORTGAGE-BACKED SECURITIES, INVESTMENT GRADE CORPORATE BONDS, HIGH YIELD BONDS, SENIOR LOANS, ULTRA-SHORT MATURITY BONDS, AND INCLUDING EXPOSURE TO U.S. AND NON-U.S. MARKETS", DOES THE TRUST PRIORITIZE ETFS WITH THESE TYPES OF INVESTMENTS FOR ITS SELECTION PROCESS? ALTERNATIVELY, PLEASE EXPLAIN HOW THE INCLUSION OF THESE INVESTMENT TYPES AFFECTS WHETHER OR NOT AN ETF IS INCLUDED IN THE PORTFOLIO.

      (C) WITH RESPECT TO "... EVALUATION OF SECTOR RELATIVE VALUE, INCLUDING YIELDS AND SPREADS, CREDIT FUNDAMENTALS AND SUPPLY AND DEMAND TRENDS ACROSS THESE ASSET TYPES," PLEASE DESCRIBE WHAT THESE MEAN IN PLAIN ENGLISH OR HOW THESE FACTORS ARE WEIGHTED IN THE OVERALL PORTFOLIO SELECTION.

      Response: The prospectus will be revised in accordance with the Staff's comments. Please refer to the Trust's responses in the correspondence filed for FT 9241 (File No. 333-252945).

      2. PLEASE CONFIRM THE WEB ADDRESS REFERENCED FOR THE FIRST TRUST LOW DURATION OPPORTUNITIES ETF IS AN ACCURATE WEB ADDRESS TO THE CURRENT PROSPECTUS OF THE FUND.

      Response: The Trust confirms the web address is accurate, as of the date of deposit for the Trust.

Risk Factors
____________

      3. IF THE FUNDS HELD BY THE TRUST INVEST IN FOREIGN SECURITIES AND EMERGING MARKETS, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in foreign securities and emerging markets, appropriate disclosure will be added to the Trust's prospectus.

      4. IF THE FUNDS HELD BY THE TRUST INVEST IN SUBPRIME RESIDENTIAL MORTGAGE LOANS, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon